

THE BEST CANNABIS UNDER THE SUN

THE • HONEYBEE • COLLECTIVE

THE PROBLEM

Consumers are hungry for a brand that represents their values and that they can trust to consistently deliver the cannabis experience they're asking for.

Many producers are great at growing or manufacturing products, but lack expertise in marketing and selling those products.

Greenhouse & outdoor grown cannabis are seen as "inferior" to indoor grown cannabis, despite their superior qualities & environmental benefits.

THE HONEYBEE COLLECTIVE

The Honeybee Collective is a community consumers can feel good about supporting. We curate great product choices for conscious cannabis consumers. The Honeybee Collective brings awareness and action to economic and environmental sustainability issues through our employee-owned business structure, earth-friendly products & packaging, and giving back 10% of profits to the communities where we operate. We help cannabis producers build demand and increase margins with our sales and marketing expertise so they can focus on what they do best - creating the most sustainable cannabis products.



COMMUNITY-DRIVEN

EMPLOYEE-OWNED

SUSTAINABLE

COMMUNITY-DRIVEN

THE HONEY BEE COLLECTIVE IS THE FIRST TRULY CONSUMER-DRIVEN CANNABIS COMPANY

WE DEPLOY QUARTERLY CONSUMER SURVEYS THAT DIRECTLY DRIVE DECISION-MAKING SUCH AS:

- PRODUCT LINES
- COMPANY STRUCTURE
- GROW, PROCESSOR AND DISPENSARY PARTNERS
- HONEYBEE FUND REINVESTMENT OPPORTUNITIES

OUR SURVEYS ENSURE WE ARE BRINGING COMPELLING PRODUCTS TO MARKET AND BUILDS A LOYAL CONSUMER BASE




“I love the ideas you are bringing to market. We need more companies that care about employees and the local community.”
“I really like that you reach out like this, it makes for a customer base that feels heard and valued.”
“Thanks for letting the customer have a voice and not assuming you know what we want.”

EMPLOYEE-OWNED

- Our community has identified employee well-being as a top priority in a "sustainable business"

- Employee-ownership helps to address issues of wealth inequality and build a happy, healthy company

What is most important to you about a "sustainable business"?



Commitment to living wages	671
Prioritizes people over profits	554
Conscious about consumer well...	422
Employee work/life balance	415
Conscious about waste	320
Eco-friendly packaging	301
Employee social and wellness...	217
Eco-friendly products	214
Financial donations to causes...	149
Transparent carbon offset efforts	63

| SUSTAINABLE |

Premium sun-grown flower



100% recyclable or home compostable packaging



Sustainable business practices that benefit our employees, consumers and community



TARGET CONSUMER



21-45 YEARS OLD

DAILY-CANNABIS CONSUMER

TOP PURCHASE DRIVERS:

- **CONSISTENT, HIGH QUALITY PRODUCT**
- **A BRAND THAT ALIGNS WITH THEIR VALUES**
- **A FOCUS ON EQUITABLE & SUSTAINABLE BUSINESS PRACTICES**

GTM Strategy

Two key principles:
We have a quality product consumers will buy at a premium.
We have a compelling story that people want to be part of.

- **Launching in Colorado, a legacy state where national brands are born**

- **Content marketing strategy to educate and inspire consumers**

- **Build brand loyalists to tell our story for us**

- **Leverage existing relationships from brokerage business to identify target dispensaries for launch**

COMPETITIVE ANALYSIS

LIFESTYLE

PREMIUM $$$

VALUE $

MISSION-DRIVEN








BUSINESS MODEL

- The Honeybee Collective will partner with grows & processors to provide packaging, branding, marketing and sales

- 20% royalty rate will be charged to partners for these services

- As a white label company, we will be non-plant touching, allowing us to easily duplicate in additional markets and states

- Positioned to quickly scale once cannabis is federally legalized

- 10% of all profits are reinvested in our community through The Honeybee Fund, a community-directed fund

MEET THE COLLECTIVE



SHOLEH MIRZAI

15+ YEARS CPG
PRODUCT/MERCHANDISING
BRAND STRATEGY PRODUCT
DESIGN BUSINESS
INTELLIGENCE



ARIANA ROTHWELL

5+ SOCIAL MEDIA
MANAGEMENT
CANNABIS MARKETING
SOCIAL MEDIA
RELATIONSHIP MANAGER



KATE MYERS

5+ YEARS NON-PROFIT
NON-PROFIT
PUBLIC HEALTH
COMMUNITY ENGAGEMENT

CHRIS BECKER

10+ YEARS SALES
CANNABIS SALES
BUSINESS STRATEGY
MARKET INSIGHTS



ERIN PARKINS

15+ YEARS EDTECH
MARKETING
GTM STRATEGY
PRODUCT MARKETING
OPERATIONAL EFFICIENCY

FINANCIAL PROJECTIONS



- **Sales of $2.5m to $5m per market**
- **20% Royalty on sales**
- **50% Net profits**
- **Attractive acquisition target**

SUCCESS MILESTONES

2022

$1.7M sales
$350K revenue




2K lbs. sold

5K members

2023

$5M sales
$1M revenue




5 partnerships

12K members

2027

$25M sales
$5M revenue



National brand
awareness

100K members

| INVESTOR PARTNERSHIP

- INVESTMENT WILL FUND PACKAGING COSTS, MARKETING AND ADDITIONAL STATE EXPANSION

YOU ARE:

- A BOLD CHANGE MAKER
- ALIGNED WITH OUR MISSION & VALUES



INVESTOR
COMMUNITY



| JOIN THE HIVE

 HONEYBEECOLLECTIVE.COM

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 @THE.HONEYBEE.COLLECTIVE

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THE **honeybee** COLLECTIVE

Disclaimers—Please Read Carefully

This presentation provides general background information about The Honeybee Collective LLC's ("**the Company**") activities in summary form only and does not contain all the information that may be material to potential investors and should not be considered as advice or a recommendation regarding any potential investment.

This presentation is not an offer to sell securities or to accept any particular investment. Any future sale of securities or other investment would only be pursuant to a written agreement signed by both parties.

This presentation and its contents are confidential and proprietary to the Company, and no part of it may be reproduced, redistributed, passed on, or the contents otherwise divulged to any other person except the relevant person's professional advisers without the prior written consent of the Company.

This presentation does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Company's securities have not been registered under the US Securities Act of 1933, as amended, and no securities regulatory authority has approved or disapproved of an investment in the securities or passed on the accuracy or adequacy of the contents of this presentation.

This presentation contains certain forward-looking statements based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The information in this presentation has not been independently verified. No representation or warranty is made as to the fairness, accuracy or completeness of the presentation and the information contained herein and no reliance should be placed on it.